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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Ameriprint International, Ltd.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0001292521
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                                 (CUSIP Number)

                 Scott Rapfogel c/o Gottbetter & Partners, LLP,
                     488 Madison Avenue, New York, NY 10022
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.                                                            0001292521
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Massimiliano Pozzoni
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |X|
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(3)   SEC Use Only

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(4)   Source of Funds

      PF
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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(6)   Citizenship or Place of Organization

      Citizen of Italy
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Number of         (7)   Sole Voting Power
Shares
Beneficially            6,950,000 shares
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With             0
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        6,950,000 shares
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,950,000 shares
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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(13)  Percent of Class Represented by Amount in Row (11)

      57.92%
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(14)  Type of Reporting Person (See Instructions)

      IN
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

Item 1.   Security and Issuer

This Schedule 13D/A relates to the Common Stock of Ameriprint International, Ltd., $0.0001 par value per share. The principal executive offices of Ameriprint International, Ltd. are located at 475 Howe Street, Suite 1030, Vancouver, A1 VC6 2B3.


Item 2.   Identity and Background

(a) - (c) This Statement in Schedule 13D/A is being filed by Massimiliano Pozzoni. Mr. Pozzoni's business address is Westchase Center, 2500 CityWest Blvd., Suite 300, Houston, Texas 77042. Mr. Pozzoni is Secretary and Treasurer of Falcon Natural Gas Corporation, and the sole executive officer of the Issuer.

(d) - (e) During the last five years, Mr. Pozzoni: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Pozzoni is a citizen of Italy.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to an Asset Purchase Agreement dated January 23, 2006, between Ameriprint International, Ltd., Massimiliano Pozzoni and Kevin Moe, effective January 27, 2006 Ameriprint issued 2,000,000 Shares of its restricted common stock to Mr. Pozzoni in consideration of Ameriprint International, Ltd.'s acquisition of certain State of Alaska Oil & Gas Leases, both issued and un-issued, from Mr. Pozzoni.

Item 4.   Purpose of Transaction

Mr. Pozzoni acquired the securities of Ameriprint International, Ltd. for investment purposes. Depending on general market and economic conditions affecting Ameriprint International, Ltd. and other market factors, Mr. Pozzoni may purchase additional securities from time to time in open market transactions, private transactions, or otherwise.

Except as otherwise set forth herein, Mr. Pozzoni has no present plans or proposals which relate to or would result in any of the actions described in subparagraph (a)-(j) of Item 4 of Schedule 13D.


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

Item 5.     Interest in Securities of the Issuer

      (a) As of January 27, 2006, Massimiliano Pozzoni beneficially owned 6,950,000 shares of Common Stock, $0.0001 par value, of Ameriprint International, Ltd. The shares of Common Stock beneficially owned by Mr. Pozzoni constitute 57.92% of the total number of shares of Common Stock of Ameriprint International, Ltd., based upon 12,000,000 shares of Common Stock outstanding as of January 27, 2006.

      (b) Mr. Pozzoni has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Pozzoni.

      (c) In addition to the transaction disclosed in Item 3 hereof, during the sixty day period ended January 31, 2006, Mr. Pozzoni participated in a transaction in the Issuers common stock on January 11, 2006, in which he acquired 4,950,000 shares of the Issuers common stock for a purchase price of $99,000. This transaction was reported in SEC Schedule 13D dated January 11, 2006.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Pozzoni.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationship with respect to Securities of the Issuer

            Effective January 23, 2006, Mr. Pozzoni has entered into an Asset Purchase Agreement with the Issuer, as more fully described in Item 3 hereof. See Form 8-K of the Issuer filed on January 27, 2006.

            Effective January 27, 2006, Mr. Pozzoni was appointed as a director and as the sole executive officer of the Issuer.


Item 7.     Material to be Filed as Exhibits

            None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 31, 2006


Signature:  /s/  Massimiliano Pozzoni
          ----------------------------
Name:            Massimiliano Pozzoni

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